SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

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Chelsea Therapeutics International, Ltd.
(Name of Subject Company)

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Chelsea Therapeutics International, Ltd.
(Names of Persons Filing Statement)

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Common Stock, par value $0.0001 per share
(Title of Class of Securities)

163428105
(CUSIP Number of Class of Securities)

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Joseph G. Oliveto
President and Chief Executive Officer

Chelsea Therapeutics International, Ltd.
3530 Toringdon Way, Suite 200
Charlotte, North Carolina 28277
(704) 341-1516
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Steven A. Navarro, Esq.
Robert W. Dickey, Esq.

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178
(212) 309-6000

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☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by Chelsea Therapeutics International, Ltd., a Delaware corporation (the “Company, “we” or “us”). The Statement relates to the tender offer by Charlie Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of H. Lundbeck A/S, a Danish corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Acquisition Sub and Parent with the SEC on May 23, 2014, pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, $0.0001 par value per share, of the Company (the “Shares”) in exchange for (i) $6.44 per Share in cash, without interest (the “Cash Consideration”), and (ii) one non-transferable contingent value right (a “CVR” and, together with the Cash Consideration, the “Merger Consideration”) per Share, which CVR represents a contractual right to receive up to $1.50 per Share upon the achievement of certain net sales milestones set forth in the form of Contingent Value Rights Agreement to be entered into between Parent and a rights agent to be designated by Parent and reasonably acceptable to the Company (the “CVR Agreement”), in each case subject to any required withholding of taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). The initial expiration date of the Offer is at 12:00 midnight, New York City time, on June 20, 2014 (one minute after 11:59 p.m., New York City time, on June 20, 2014), subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

Copies of the Offer to Purchase and Letter of Transmittal are included as Exhibits (a)(1) and (a)(2) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented as follows:

By amending and restating the current fourth paragraph under “Additional Information—Regulatory Approvals—Antitrust Compliance” as follows:

Each of the Company and Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division on or prior to May 22, 2014. On June 5, 2014, the waiting period under the HSR Act applicable to the Offer and the Merger expired. Accordingly, the conditions to the Offer and the Merger relating to the expiration or termination of the waiting period under the HSR Act have been satisfied.

On June 6, 2014, the Company issued a press release announcing that the waiting period under the HSR Act applicable to the Offer and the Merger expired, a copy of which is filed as Exhibit (a)(13) hereto and incorporated herein by reference.

By amending and restating the current first paragraph under “Additional Information—Certain Litigation”:

Since May 9, 2014, eight putative class action complaints have been filed in the Court of Chancery of the State of Delaware by stockholders of the Company in connection with the pending Offer and Merger. Certain of the actions have been consolidated under the caption In re Chelsea Therapeutics International, Ltd. Shareholder Litigation (C.A. No. 9640-VCP), and an additional plaintiff has filed a motion for consolidation. The lawsuits generally allege that the directors of the Company breached their fiduciary duties by, among other things, approving a merger that provides for inadequate consideration for the Company’s stockholders under circumstances involving certain alleged conflicts of interest; that the Merger Agreement includes allegedly preclusive deal protection provisions; that the disclosures in the Statement are inadequate; and that the Company, Parent and Acquisition Sub allegedly aided and abetted the directors in breaching their fiduciary duties to the stockholders. In addition, a stockholder has filed a putative class action complaint in the United States District Court for the District of Delaware styled Schmidt v. Chelsea Therapeutics International, Ltd. et al. (1:14-cv-00687), alleging violations by the Company and its directors of certain federal securities laws based on alleged false and misleading statements in the Statement. The actions seek various remedies, including enjoining the Offer and the Merger from being consummated, damages, and costs and fees relating to the lawsuits. Certain plaintiffs in the Court of Chancery have filed motions for a preliminary injunction and for expedited proceedings.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(13)	Press release issued by the Company on June 6, 2014 (filed herewith)

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

	By:	/s/ Joseph G. Oliveto
Name: Joseph G. Oliveto
Title: President and Chief Executive Officer
Dated: June 6, 2014

Exhibit Index

Exhibit No.	Description

(a)(13)	Press release issued by the Company on June 6, 2014 (filed herewith)